Manuel Garciadiaz manuel.garciadiaz@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

June 23, 2025

Re:	Aura Minerals Inc. Registration Statement on Form F-1 Filed June 6, 2025 CIK No. 0001468642

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Craig Arakawa
Shannon Buskirk
John Coleman
Cheryl Brown
Karina Dorin

Ladies and Gentlemen:

On behalf of our client, Aura Minerals Inc. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance and Office of Energy & Transportation of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s registration statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated June 20, 2025 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing concurrently with this letter, on a public basis via EDGAR, a revised registration statement on Form F-1, which reflects these revisions and certain additional updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Form F-1.

Registration Statement on Form F-1 Prospectus Summary

Ability and commitment to deliver cash generation and high return on capital, page 9

1.	In response to prior comment 3, we note you included comparisons to both the median and the average of the Top 5 Gold Mining Companies for each measure presented. However, it remains unclear why the median provides a meaningful comparison with your results. In your response, please tell us why you believe the median provides an investor with a useful comparison with your results and support why both the average and the median should continue to be presented. In the alternative, revise to remove the median from your presentation.

Response: The Company respectfully acknowledges the Staff’s comment and has removed the comparisons on pages 8 and 128 of the Registration Statement in response.

2.	In response to prior comment 4, we note the revised disclosure in footnotes (5) through (7) describes how the Adjusted EBITDA, AISC, and Cash Conversion measures for each of the Top 5 Gold Mining Companies were calculated. Based on the revised disclosures, it does not appear that these measures are calculated consistently among all companies discussed, including Aura. As a result of this inconsistency, the disclosure and comparison of your calculation of each measure with the Top 5 Gold Mining Companies appears confusing and their usefulness to an investor unclear. For each measure, provide us with a separate analysis that supports your view that these comparisons are appropriate and meaningful to an investor. In the alternative, revise to remove these comparisons from your presentation.

Response: The Company respectfully acknowledges the Staff’s comment and has removed the comparisons on pages 8 and 128 of the Registration Statement in response.

3.	We note in your calculation of the average of Operating Income CAGR 22-24 for the Top 5 Gold Mining Companies, you exclude two companies because they present outlier amounts that make inclusion within the comparison not meaningful. Please remove the adjusted calculated percentage of 63% as it is not representative of the Top 5 Gold Mining Companies and revise footnote (4) to the extent you discuss the adjusted calculated percentage.

Response: The Company respectfully acknowledges the Staff’s comment and has removed the comparisons on pages 8 and 128 of the Registration Statement in response.

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Prospectus Summary, page 13

4.	We note that you have included NI 43-101 estimates on pages 12 and 133 with respect to your Borborema and Matupá feasibilty studies, rather than S-K 1300 estimates. Please advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 10 and 129 of the Registration Statement in response to remove reference to NI 43-101 and instead use estimates based on the S-K 1300 technical report summaries filed with the Registration Statement.

5.	We note you have disclosed historical estimates of resources and reserves on page 13 related to your June 2, 2025 acquisition of Mineração Serra Grande S.A. Please revise to remove historical estimates and only disclose current estimates of resources and reserves that have been prepared under S-K 1300 definitions and requirements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 11 of the Registration Statement in response in order to remove historical estimates of resources and reserves relating to the acquisition of Mineração Serra Grande S.A.

6.	Please revise to include mineral property disclosure for the properties associated with the Mineração Serra Grande S.A. acquisition. Please refer to Item 1303(a)(1)(i) and Item 1304 (a)(1)(i) of Regulation S-K regarding the requirement to include mineral property disclosure for properties that you own or in which you have, or it is probable that you will have, a direct or indirect economic interest.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 11, 140, 229 and 230 of the Registration Statement in response to add the disclosure required by Item 1303(a)(1)(i) as applicable. In relation to disclosure required by Item 1304(a)(1)(i), the Company does not consider Mineração Serra Grande to be material to its business or financial condition under S-K 1300.

In particular, as set out in Item 1301(c) of S-K 1300, the Company has considered both quantitative and qualitative factors, assessed in the context of the Company’s overall business and financial condition and concluded that Serra Grande is not material to its overall business at this time. For instance:

●	Relative Financial Impact: The purchase price of Serra Grande is approximately $76 million plus deferred consideration equivalent to 3% of net smelter returns, which is a modest purchase relative to the Company’s market capitalization (of roughly US$2 billion).

●	Nature of Mineral Inventory: The vast majority of the minerals at Serra Grande are considered to be inferred mineral resources or non-mineable measured and indicated mineral resources, therefore not constituting mineral reserves. As such, the Company expects that much of the minerals at the mine it is acquiring do not meet the threshold for economic viability under current conditions, and there is no assurance that these resources will be converted into reserves in the future, even if there is meaningful additional investment by the Company, investment which has not been budgeted by the Company at this time.

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●	Stage of Development and Strategic Plans: Following the acquisition, Serra Grande is not expected to be relied upon as a material source of cash flow or future development capital. The mine’s peak production was in 2006 and its annual production has been steadily declining in recent years. Although the Company believes that there may be potential for the mine in the future, decisions on additional investment and exploration activities to unlock any such potential at this mine have not yet been made, and will be considered among a range of investment opportunities, such as the Company’s existing mines and development projects. The Company will periodically reassess the materiality of the mine to its business and financial condition and reflect any changes in future filings as appropriate.

Mining Properties, page 224

7.	Please revise the description of the Era Dorada project to refer to the property as an exploration stage property, consistent with the definitions under Item 1300 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 5, 70, 117, 119, 122, and 139, 140 and 220 of the Registration Statement in response in order to clarify the Era Dorada project is an exploration stage property.

Item 8. Exhibits and Financial Statement Schedules 96.7, page II-1

8.	We note that you have included an optional economic analysis in your Era Dorada Gold Project technical report summary. Please consult with your qualified person and file a revised report that includes the entire life of mine discounted cash flow analysis, consistent with Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 16, table 1-6 and pages 223-225, item 19.13 of Exhibit 96.7 which is being refiled with the Registration Statement in response.

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Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

cc:	Rodrigo Barbosa, President and Chief Executive Officer, Aura Minerals Inc.

Joao Kleber Cardoso, Chief Financial Officer, Aura Minerals, Inc.

Thiago Nunes, KPMG Auditores Independentes Ltda.

Eduardo Rocha, Grant Thornton Auditores Independentes Ltda.

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